To: Board of Directors, Guardion Health Sciences, Inc.

From: Kelly Anderson

Date: August 23, 2021

Re: Board Term

Please be advised that I am not going to be standing for re-election of the board of directors at Guardion Health Sciences. I plan on serving out the remainder of my term until the 2021 annual shareholder meeting.

I enjoyed working with the board and helping GHSI achieve their initiatives over the past 18 months. I wish you luck in the future.

Kelly Anderson